UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington DC 20429 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Yadkin Valley Financial Corporation
Full Name of Registrant

209 North Bridge Street
Address of Principal Executive Officer (Street and Number)

Elkin, North Carolina 28621-3404
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Submission of the Company’s financial statements for the quarter ended March 31, 2009 is delayed due to additional time to collect, analyze, and report data from the holding company and bank subsidiaries.  The goodwill impairment analysis required additional time and resources to complete and be reviewed by the auditors.  Completion of the report is pending review by our external auditors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Edwin Laws	(336)	526-6300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss available for common shareholders for the three months ended March 31, 2009 was $4.6 million vs. net income of $2.9 million for the period ended March 31, 2008.  The change was attributable to an increase in the provision for loan losses.  Provision expense totaled $10.5 million and $0.5 million for the quarters ended March 31, 2009 and 2008, respectively.  The increase was attributable to an increase in the allowance for loan  losses as determined by the model that is applied to the loan portfolio as of the end of each quarter.

Yadkin Valley Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	05/11/2009	By:	/s/Edwin E. Laws
Edwin E. Laws
Chief Financial Officer